SOTON HOLDINGS GROUP, INC.

375 N. Stephanie Street, Suite 1411, Henderson, NV, USA 89014

Tel. (702)9972116

Fax. (702)4468232

E-mail: sotonholdingsgroup@yahoo.com

December 22, 2010

Mr. Scott M. Anderegg

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Reference: Soton Holdings Group, Inc.

                    Registration Statement on Form S-1

                    Filed on: November 4, 2010

                    File No. 333-170330

Dear Mr. Anderegg:

Further to your letter dated December 1, 2010, concerning the deficiencies in Form S-1 filed on November 4, 2010, we provide the following responses:

General

1. SEC Comment: Your disclosure indicates that you are a development stage company that intends to engage in the business of distributing wine bottles. We note that you have limited operations with no revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinary associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with the Rule 419 of Regulation C or explain why Rule 419 does not apply.

Response:  In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan;

- to date, it has taken substantive steps in furtherance of the business plan by signing the legally binding supply agreement with Hangzhou Yangcheng Company, Ltd., a Chinese bottle producer;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

2. SEC Comment: We note that you relied upon Regulation S to sell your securities to your selling shareholders. Regulation S is a safe harbor provision that allows for the sale of securities to individuals outside the United States. In this regards, we also note that your secretary, Vasiliy Ignatenko, lives in Bulgaria. Consequently, it appears that one or more of your officers are outside the United States. If applicable, in the risk factors section or another appropriate place in your prospectus, please disclose an investor’s ability:

• To effect service of process within the United States against any of your non-U.S. resident officers or director;

• To enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the U.S.;

• To enforce in the applicable foreign court U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

• To bring an original action in the applicable foreign court to enforce liabilities based upon the U.S. federal securities law against the above foreign persons.

 In response to the comment, the Company added the following risk factor to page 11 of the prospectus:

U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON-U.S. RESIDENT OFFICER AND DIRECTOR.

While we are organized under the laws of State of Nevada, our officers and Director are non-U.S. residents. Consequently, it may be difficult for investors to affect service of process on them in the United States and to enforce in the United States judgments obtained in United States courts against them based on the civil liability provisions of the United States federal securities laws. Also, it may be difficult for investors to enforce in the applicable foreign court U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws against them and to bring an original action in the applicable foreign court to enforce liabilities based upon the U.S. federal securities law against our officers and Director.

Registration Statement Cover Page

3. SEC Comment: On the registration statement cover page are several disclosures that contain boxes which are to be marked if the disclosure is applicable to your filing or your company. Presently each of these boxes contain a question mark: “?”. Please revise to mark the appropriate boxes and leave the remaining boxes.

In response to this comment, the Company revised its cover page and marked the appropriate boxes as required, leaving the remaining boxes unchecked.

Front Cover Page of Prospectus

4. SEC Comment: We note your disclosure beginning in the sixth paragraph regarding the uncertainty of a market developing in your securities. Please also make this uncertainty clear in the fifth paragraph regarding the fixed price of your shares.

In response to the comment, the Company revised its statement as follows:

“The selling shareholders will sell our shares at a fixed price of $0.05 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. Currently, our common stock is not traded on any exchange or on the Over-the-Counter market and there has been no market for our securities. Each of the selling shareholders may be deemed to be an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”). We determined this offering price arbitrarily by adding a $0.02 premium to the last sale price of our common stock to investors.  This offering is priced at the time of the commencement of the offering and must remain offered at such price during the entire duration of the offering until and unless the security is subsequently listed on an exchange or is listed by a market maker on the OTC Bulletin Board. Currently the company is not so listed and there is no assurance that the stock will ever be so listed.”

Prospectus Summary, page 5

5. SEC Comment:  Please delete the first sentence in this discussion in which you have provided defined terms. The meanings of the terms are clear from the context in which they are used.

In response to the comment, the Company deleted the first sentence in the discussion on page 5 of the prospectus.

6. SEC Comment: Please revise the second paragraph to remove the statement that only selected information is presented. Revise as necessary since the summary is to include a brief overview of the key aspects of the offering. See Item 503(a) and the instructions thereto of Regulation S-K.

In response to the comment, we referred to Item 503(a) and instructions of Regulation S-K and revised the second paragraph of Prospectus Summary on page 5 as follows:

You should not place too much reliance on these forward-looking statements.  Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the “Risk Factors” section and elsewhere in this prospectus.

Risk Factors, page 7

7. SEC Comment: Please revise the first paragraph of this section to clarify that you do not currently have a trading price for your common stock.

In response to the comment, the Company revised the first paragraph of Risk Factors section on page 7 of the prospectus to clarify that we do not currently have a trading price for our common stock:

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.  IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED.  WE DO NOT CURRENTLY HAVE A TRADING PRICE FOR OUR COMMON STOCK. IF AND WHEN OUR COMMON STOCK BECOME ELIGIBLE FOR TRADING ON THE OVER-THE-COUNTER BULLETIN BOARD, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

8. SEC Comment: In two risk factors, “The Success of our Business Depends on Retailer and Consumer Acceptance…” and “We Depend on Independent Bottle Manufactures…”, both on page nine, you make reference to the water market or business. If you plan to sell your bottles to bottled water companies please revise your prospectus to reflect this facet of your business. In addition, in the first risk factor referenced in that comment, you indicate “our wine products…” Please clarify or revise to clearly indicate the scope of your intended business.

In response to the comment, the Company deleted reference to water market or business and revised to clearly indicate the scope of our intended business:

THE SUCCESS OF OUR BUSINESS DEPENDS ON RETAILER AND CONSUMER ACCEPTANCE OF WINE PRODUCTS BOTTLED WITH OUR WINE BOTTLES.

We are a wine bottle supply company operating in the highly-competitive wine bottle market and rely on continued consumer demand or preference for our products.  To generate sales and profits, we must sell products that appeal to our customers’ retailers and to consumers.  Our future success depends on consumer acceptance, particularly at the restaurant and household level, of our bottle products.  There is no guarantee that there will be significant market acceptance of our wine bottles or that we will be successful in selling our wine bottles on a scale necessary to achieve sustained profitability.

The market for wine bottles is evolving rapidly and we may not be able to accurately assess the size of the market or trends that may emerge and affect our business. Consumer preferences can change due to a variety of factors, including social trends, negative publicity and economic changes.  If we are unable to convince current and potential retail customers and individual consumers of the advantages and desirability of our wine bottles, our ability to sell our wine bottles will be limited. Consumer acceptance also will affect, and be affected by, our existing future and potential new retail partners’ decision to use our wine bottles and their perception of the likelihood of consumers purchasing wine bottled in our wine bottles.  Even if retail customers purchase wine products bottled with our wine bottles, there is no guarantee that they will be successful in selling wine products in our wine bottles to consumers on a scale necessary for us to achieve sustained profitability. Any significant changes in consumer preferences for wine bottles could result in reduced demand for our wine bottles and erosion of our competitive and financial position.

WE DEPEND ON INDEPENDENT BOTTLE MANUFACTURERS AND SUPPLIERS FOR OUR BUSINESS TO OPERATE.

We are and will continue to be for the foreseeable future, substantially dependent on independent wine bottle manufacturers and suppliers to deliver our bottle products.  We do not have our own manufacturing facilities to produce wine bottles.  We are and will continue to be for the foreseeable future, entirely dependent on third parties to supply the bottle pre-forms and bottles to operate our bottle water business.  We rely on third-party supply companies to manufacture wine bottles and deliver them to us for resale.  We can make no assurance that we will be able to establish and maintain these third-party relationships or establish additional relationships as necessary to support growth and profitability of our business on economically viable terms.  As independent companies, these wine bottle manufacturers and suppliers make their own business decisions.  Such manufacturers and suppliers may choose not to do business with us for a variety of reasons, including competition, brand identity, product standards and concerns regarding our economic viability. They may have the right to determine whether, and to what extent, they produce and distribute our products, likely some of our competitors’ products and their own products.  Some of the business for these wine bottle manufacturers and suppliers will likely come from producing or selling our competitors’ products.  These wine bottle manufacturers and suppliers may devote more resources to other products or take other actions detrimental to our brands. In addition, their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. In addition, we will face risks associated with any wine bottle manufacturer’s or supplier’s failure to adhere to quality control and service guidelines we establish or failure to ensure an adequate and timely supply of product to our potential and future customers.  Any of these factors could negatively affect our business and financial performance. If we are unable to obtain and maintain a source of supply for wine bottles, our business will be materially and adversely affected.

9. SEC Comment: Please revise the first risk factor on page 11 to clearly indicate that Ms. Kokho will be able to determine the outcome of corporate actions and not just to have “significant influence.” In addition, with the additions of Mr. Ignatenko’s shares, they will control 78.74 per cent as a group.

In response to the comment, the Company revised this risk factor on page 11 of the prospectus as follows:

BECAUSE OUR OFFICERS AND SOLE DIRECTOR OWN AS A GROUP 78.74% OF OUR ISSUED AND OUTSTANDING COMMON STOCK, THEY COULD MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

Our officers and sole director, Mariya Kokho and Vasiliy Ignatenko, own as a group approximately 78.74% of the issued and outstanding shares of our common stock.  Accordingly, they will be able to determine the outcome of all corporate transactions or other matters that require shareholder approval, including but not limited to, the election of directors, mergers, consolidations, and the sale of all or substantially all of our assets. They will also have the power to prevent or cause a change in control. The interests of our officers and sole director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Selling Shareholders, page13

10. SEC Comment: The number of shares disclosed as being offered, 888,000, is not consistent with the number of shares disclosed on your registration statement and prospectus cover pages. Please reconcile your disclosure.

In response to the comment, we reconciled our disclosure. Please refer to page 13 of the document:

“The selling shareholders named in this prospectus are offering all of the 675,000 shares of common stock offered through this prospectus.”

Plan of Distribution, page 15

11. SEC Comment: Please also state at the beginning of this section that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

In response to the comment, the Company added a statement that we cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may not be sustained even if developed:

“As of the date of this prospectus, there is no market for our securities. After the date of this prospectus, we expect to have an application filed with the Financial Industry Regulatory Authority for our common stock to be eligible for trading on the OTC Bulletin Board.  Until our common stock becomes eligible for trading on the OTC Bulletin Board, the selling shareholders will be offering our shares of common stock at a fixed price of $0.05 per common share.  After our common stock becomes eligible for trading on the OTC Bulletin Board, the selling shareholders may, from time to time, sell all or a portion of the shares of common stock on OTC Bulletin Board, in privately negotiated transactions or otherwise. After our common stock becomes eligible for trading on the OTC Bulletin Board, such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may not be sustained even if developed.”

12. SEC Comment: Please revise your disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.

In response to the comment,  we revised our disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf; we also clarified how long would it take. Please refer to page 15 of the prospectus:

“To be quoted on the OTC Bulletin Board, a market maker must file an application with Financial Industry Regulatory Authority (“FINRA”) on our behalf in order to make a market for our common stock. This can take up to several months. As of December 22, 2010 we have not engaged any market makers to apply for quotation on the OTC Bulletin Board on our behalf. We will contact a market maker after the effective date of the registration statement relating to this prospectus.”

Biographical Information, page 26

13. SEC Comment: Please revise Mr. Ignatenko’s biographical information to provide additional information concerning his business background. It is not clear what services he provides in consulting “event organization.”

In response to the comment, the Company revised Mr. Ignatenko’s biographical information as follows:

Vasiliy Ignatenko has acted as our secretary since June 30, 2010. Since 1995, he has been working as sole proprietor in event organization business. He develops, plans, markets and executes any kinds of events, such as weddings, concerts, shows, disco parties and different ceremonies. He has broad experience in negotiating with events suppliers, vendors and entertainers; establishing budget, reviewing locations and choosing venues; developing plans for floral arrangements, catering and has close relationship with different musicians, photographer and DJs. Mr. Ignatenko has not been a member of the board of directors of any corporations during the last five years. He intends to devote approximately 15% (six hours a week) of his business time to our affairs.

Description of Our Business, page 19

General, page 19

14. SEC Comment: We note your disclosure that you plan to offer your products at prices that are 15% to 25% of your cost. However, it is not clear from your discussion whether this pricing structure would exceed your expected costs, nor is it clear how many bottles you would need to sell to cover your cost and make a profit. Finally, it is not clear how much additional capital you would need to sustain your operations, not from what sources you would obtain such additional capital. Please provide greater detail concerning your revenue model and your business plans accordingly.

In response to the comment, the Company revised our disclosure to provide greater detail concerning our revenue model and our business plans accordingly. Please refer to pages 19 and 21 of the Prospectus:

“Our business is the distribution of wine bottles produced in China.  Our products will be offered at prices marked-up from 20% to 30% of our purchase price.

Please note that below numbers are estimated in nature and are meant to show the capacity of the company without hiring additional employees and not a guarantee of future revenues.

1. Purchase price per bottle from Chinese suppler: $0.015c/per bottle.

2. Soton’s margin, depending on the size of the order and bottle type, 20% to 30%: 0.03-0.05 cents per bottle

3. Estimated average number of bottles per order: 12,000

4. End price per bottle (including our margin): $0.18-$0.20

5. Total Soton’s margin per order: $360-$600

We estimate to have 1-2 orders per month. However, we cannot guarantee that in future we will be able to find successful contracts with the potential customers in need of wine bottles, in which case our business may fail and we will have to cease our operations.

Our working capital as at September 30, 2010 was $22,158.  The total estimated amount of funds required to develop our business is $24,000. We anticipate that the minimum additional capital necessary to fund our planned operations for the 12-month period will be approximately $ 2,000 and will be needed for general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company. We have not generated any revenue from operations to date. In order to expand our business operations, we anticipate that we will have to raise additional funding.  The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole director Ms. Kokho, though we do not have an agreement from Ms. Kokho for such cash advances.

15. SEC Comment: In the third paragraph we note your statement  “Our Services will include”. Please clarify whether you are offering a bottle purchasing service or distributing wine bottles. In this regard, please explain why wineries would purchase bottles from you rather than directly from bottle manufactures. In addition, discuss how you expect to measure the quality of the bottles. Do you expect to rely on the end consumer to accept or reject the product?

In response to the comment, we deleted the third paragraph on page 19 of the prospectus. We also explained why wineries would purchase bottles from us rather than directly from bottle manufactures and how do we expect to measure the quality of the bottles. Please refer to page 19:

We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order.  We do not intend to offer any credit terms relating to order payments.  Our customers will be asked to pay us 30% in advance and pay the remaining amount due within 7 days after the product is loaded and has departed a sea port.  Customers will have two options to pay for products: by wire transfer or by sending a check/money order.  If customer decides to pay by check/money order, then we will apply a certain amount of days before shipping to have the check/money order cleared.  Customers will be responsible to cover the shipping costs.  Since we anticipate having a 30-day period to process/fill orders, we do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time.  The orders will be shipped to the customers depending on customers’ requests.  Customers will be responsible for the custom duties, taxes or any other additional charges that might incur. All shipments will be 100% insured for the value of the shipping, insurance cost will be customers’ responsibility.

Our payment model with only 30% in advance prepayment has an increased risk of orders’ non-payment associated with it, leading to larger expenses and smaller revenues. If we are not able to successfully protect ourselves against this risk, then it would materially affect our financial condition and our business could be harmed.

In measuring the quality of the bottles, we expect to rely on the end consumer to either accept or reject the product. To minimize problems associated with the purchase of low-quality, damaged or misrepresented products, only suppliers providing a 30 day full-money-refund/exchange return policy will be used to purchase wine bottles. However, rectification of the above mentioned problems as well shipping time needed to return low-quality, damaged or misrepresented products to a supplier can be time consuming, which may negatively affect our operating results.

To avoid potential issues associated with non-familiarity of Chinese culture and language barrier, time difference, and finally time and effort involved in finding reliable bottle suppliers in China, we expect European wineries to purchase bottles from us rather than directly from bottle manufactures in China.

16. SEC Comment: We note that you plan to be a distributer of wine bottles made in China. It also appears that first customer is in Bulgaria. Please describe the potential impact of foreign currency exchange fluctuation on your business, and if material, consider a risk factor.

In response to the comment, the Company described the potential impact of foreign currency exchange fluctuation on our business on page 26 of the prospectus:

Currency Rate fluctuations

We plan to purchase all our products in China from Chinese manufactures which operations are in Chinese Yuan and our first customer is in Bulgaria and all his operations are in Bulgarian Levs, so we are affected by changes in foreign exchange rates.  If we are not able to successfully protect ourselves against those currency fluctuations, then our profits will also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

We also added the following risk factor to page 11:

OUR BUSINESS CAN BE AFFECTED BY CURRENCY RATE FLUCTUATIONS AS OUR SUPPLIERS WILL BE CHINESE COMPANIES AND ALL THEIR OPERATIONS ARE CONDUCTED IN CHINESE YUAN.

We plan to purchase our products from Chinese suppliers whose operations are in Chinese Yuan, so we will be affected by changes in foreign exchange rates. To protect our business, we may enter into foreign currency exchange contracts with major financial institutions to hedge the overseas purchase transactions and limit our exposure to those fluctuations.  If we are not able to successfully protect ourselves against those currency rate fluctuations, then our profits on the products subject to those fluctuations would also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

17. SEC Comment: Please expand your discussion to indicate current status of any negotiations and/or identities of any manufactures from which you intend to purchase your bottles. Please also include whether there are minimum quantities required, whether various varieties of bottle manufacture are available and the reasons you expect to acquire sources that will make you competitive in the marketplace. We may have additional comments upon receipt of your response.

Response:  In response to the comment, the Company added information about signing of Supply Agreement with Chinese Company Hangzhou Yangcheng Company, Ltd. on November 25, 2010 to pages 5 and 19 of the Prospectus.  We also added paragraph to page 21 of the document describing the signed agreement and material terms it contains: Supply Agreement with Hangzhou Yangcheng Company, Ltd.

On November 25, 2010 we signed a Bottle Supply Agreement with Hangzhou Yangcheng Company, Ltd., a Chinese company specializing in manufacturing of Bordeaux Style wine bottles.

The agreement with Hangzhou Yangcheng Company, Ltd. contains the following material terms:

1.02  Purchase Price. Prices are stated in U.S. dollars (USD). The price to be paid by Buyer for each type of bottle shall be price USD 0.15 per Bottle as set forth in Schedule “B” hereto. The purchase price for each type of Bottle shall remain firm throughout the term of this Agreement unless Seller and Buyer agree otherwise in writing.

2.01 Term. This agreement shall commence on the day of first shipment and shall continue for a period of 6 months, unless extended pursuant to Section 2.02.

2.02 Term Extension. This Agreement term shall be extended for additional 12 months term beyond the term set forth in Section 2.01 unless either party gives written notice to the other at least 30 days prior to the end of the original term.

3.01 Quantity of Bottles. During the term of this Agreement Buyer shall purchase a minimum of 100% of Bottles (the “Minimum Quantity”) from Seller as set forth in Schedule “B” hereto.

4.01 Payment Term. The advance payment is 30%; remaining 70% is due upon receipt by Buyer of Shipped Onboard Bill of Lading (B/L) by fax or e-mail.

5.02 Delivery. All deliveries will be FOB Ningbo/Shanghai.  Buyer shall pay all shipping costs from that point.

Initially, our director Ms. Mariya Kokho will work with the current Supply Agreement. In the future we also expect Ms. Kokho to work on potential supply agreements with other Chinese companies, though we cannot guarantee that we will be able to find successful contracts with other Chinese companies, in which case our business may fail and we will have to cease our operations.

Letter of Intent with Potential Customer, page 21.

18. SEC Comment: Please expand your discussion to indicate, if true, that letter of intent is not a binding document in any manner on either party and is only intent for future negotiations. In this regard, discuss the significance of such executed document and indicate the circumstances in which this letter of intent was obtained. In this regard please indicate, whether it is an arms-length relationship. We may have additional comments upon receipt of your response.

Response: In response to the comment, the Company clarified the nature of the signed LOI and added following information to page 21 of the Prospectus:

Letter of Intent with Potential Customer

On September 30, 2010 Khan Krum Winery, a Bulgarian company, signed  a non-binding Letter of Intent to declare their intention to purchase Bordeaux Style wine bottle from Soton Holdings Group, Inc. By this letter, Khan Krum Winery confirm with full responsibility that they are willing and able to enter into a contract for the purchase of the Bordeaux Style wine bottle produced in China and that funding is available including any import/export permits needed to fulfill this purchase. The signed letter of intent was an arm's length transaction. Currently we are in the process of negotiation of a definitive legally binding agreement with Khan Krum Winery.

19. SEC Comment: We note your disclosure in the paragraph relating to payment. Please discuss and clearly state whether you intend to offer any credit terms, and if so, the circumstances and the anticipated terms. In addition, you indicate that you intend to secure 30% deposit for any orders due within 7 days of the product departing a sea port. Please discuss your plan and intents in the event of non-payment.

In response to the comment, the Company revised its disclosure to clearly state that we do not intend to offer any credit terms relating to order payments. We also discussed potential outcomes in the event of customers’ non-payment. Please refer to page 19 of the prospectus:

We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order. We do not intend to offer any credit terms relating to order payments.  Our customers will be asked to pay us 30% in advance and pay the remaining amount due within 7 days after the product is loaded and has departed a sea port.  Customers will have two options to pay for products: by wire transfer or by sending a check/money order.  If customer decides to pay by check/money order, then we will apply a certain amount of days before shipping to have the check/money order cleared.  Customers will be responsible to cover the shipping costs.  Since we anticipate having a 30-day period to process/fill orders, we do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time.  The orders will be shipped to the customers depending on customers’ requests.  Customers will be responsible for the custom duties, taxes or any other additional charges that might incur. All shipments will be 100% insured for the value of the shipping, insurance cost will be customers’ responsibility.

Our payment model with only 30% in advance prepayment has an increased risk of orders’ non-payment associated with it, leading to larger expenses and smaller revenues. If we are not able to successfully protect ourselves against this risk, then it would materially affect our financial condition and our business could be harmed.

We also added a risk factor to page 10 of the prospectus, discussing higher risks in the event of non-payment for the orders:

OUR PAYMENT MODEL HAS AN INCREASED RISK OF CUSTOMERS’ NON-PAYMENTS ASSOCIATED WITH IT, LEADING TO LARGER EXPENSES AND SMALLER REVENUES.

Our customers will be asked to pay us 30% in advance and pay the remaining amount due within 7 days after the product is loaded and has departed a sea port. This payment model with only 30% in advance prepayment has an increased risk of orders’ non-payment associated with it, leading to larger expenses and smaller revenues. If we are not able to successfully protect ourselves against this risk, then it would materially affect our financial condition and our business could be harmed.

Office, page 22

20. SEC Comment: Please indicate the general nature and adequacy of your office and indicate any costs or other arrangements.

In response to the comment, we clarified the general nature and adequacy of our office and costs associated with it:

Offices

Our office is currently located at 375 N. Stephanie St., Suite 1411, Henderson, Nevada 89014. Our telephone number is (702) 997-2116. This is the office provided by our incorporator, InCorp Services, Inc. and is included in their Corporate Services Package.  We do not pay any rent to Corporate Service of Nevada and there is no agreement to pay any rent in the future.  As of the date of this prospectus, we have not sought or selected a new office location.

Plan of Operations, page 23

21. SEC Comment: Please revise your discussion to provide an executive “Overview” section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating company’s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following:  the economic or industry wide factors relevant to the company; a discussion of how the company expects to earn revenues and income, insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to item 303 of Regulations S-K. In addition we note repetitive information in this section to that presented under the Description of Business on page 19. Please revise.

Response: In response to the comment, we revised our discussion to provide an executive “Overview” section that provides investors with an understanding of the business we intend to engage in, the economic or industry wide factors relevant to our company, a discussion of how we expects to earn revenues and income. We also deleted repetitive information presented under the Description of Business on page 19.

Our product is used for wine production. Our research indicates that the top wine-producing countries are Italy, France, China, United States, Spain, Argentina, and Chili. A success of our business plan will depend on the level of the world wine consumption, which recently is growing. According to the Wine Institute the world wine consumption (Table 1) grew 3.5% from 2004 to 2008 (1).

(1) http://www.wineinstitute.org/files/WorldWine%20ConsumptionbyVolume.pdf

Growing consumption and unexpected springtime sales in 2007 led to wine bottle shortage in France (2). The growing wine consumption is a big opportunity to enter the wine bottle distribution market.

(2) http://static.winespectator.com/webfeature/show/id/Wine-Bottle-Shortage-Hits-French-Producers_3656

The wine bottle distribution industry as many other markets is effected by many economic factors such as consumption, consumer spending, global recession, high energy prices, work stoppages and strikes. A downturn of wine consumption as well as a decrease in consumer spending can adversely affect our intended business. Because we plan to purchase our wine battles in China and sell them in Europe, we also face risks in currency rate fluctuation and disruptions in shipping deliveries. The wine bottle distribution market is fragmented and competitive. To respond to competitive pricing pressures, we will have to offer our products at lower prices in order to retain or gain market share and customers that could negatively affect our operating results.

Wine is a popular and important beverage that accompanies and enhances a wide range of European and Mediterranean-style cuisines, from the simple and traditional to the most sophisticated and complex. Wine is important in cuisine not just for its value as a beverage, but as a flavor agent, primarily in stocks and braising, since its acidity lends balance to rich savory or sweet dishes. Red, white, and sparkling wines are the most popular, and are known as light wines because they are only 10–14% alcohol-content by volume. Apéritif and dessert wines contain 14–20% alcohol, and are sometimes fortified to make them richer and sweeter.

Wine bottles are essential wine accessories that hold the wine for periods of time, in some cases for long periods of time in wine cellars, and are made out of glass. Specific types of wine are fermented in the bottle, meaning that bottles can also play a significant role in wine production.

There are many type of bottles designed to carry wine, usually distinguished by their shape. Wine producing zones in Europe develop unique bottle shapes that become original and traditional. The punt is the indentation that can be found at the bottom of most bottles. It has a couple of practical utilities like allowing bottles to be easily stacked end to end, preventing the bottle from shattering when it is moved from place to place and acting like a lens by refracting light and transforming the color of the wine into a more appealing nuance. It also gathers deposits of wine sediment, preventing them from being poured into the wine glass.

We plan to distribute wine bottles produced in China to European customers.  To avoid potential issues associated with non-familiarity of Chinese culture and language barrier, time difference, and finally time and effort involved in finding reliable bottle suppliers in China, we expect European wineries to purchase bottles from us rather than directly from bottle manufactures in China.

Initially, we intend to develop our network of potential customers by focusing our marketing efforts on smaller wineries in Europe. Later, we plan to expand our target market to bigger wineries. Large wine producers can buy more wine bottles, have a greater budget for in-stock inventory and tend to purchase a more diverse assortment of bottle.  In second half of 2011, we intend to start negotiation with wine producers and wine bottle distributers in South America, North America and Australia. Our goal is to conclude exclusive agreements with our potential customers. But it is likely that any relationship we arrange with our purchasers will be non-exclusive. Accordingly, we will compete with other wine bottles distributers.

Our success depends on our ability to build and maintain the brand image for our wine bottle products and effectively build the brand image for any new products.  Our future success depends also on consumer acceptance, particularly at the restaurant and household level, of our bottle products. There is no guarantee that there will be significant market acceptance of our wine bottles or that we will be successful in selling our wine bottles on a scale necessary to achieve sustained profitability.

We expect to earn revenues from the difference in purchasing and selling price.  Our products will be offered at prices marked-up from 20% to 30% of our purchase price.

Certain Relationships and Related Transactions, page 28

22. SEC Comment: Please refer to the definition of “promoter” in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

In response to the comment, we referred to the definition of “promoter” in Rule 405 of Regulation C and provided the disclosure required by Item 404(c) of Regulation S-K, as applicable:

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, except as indicated:

• Any of our directors or officers;

• Any person proposed as a nominee for election as a director;

• Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

• Any relative or spouse of any of the foregoing persons who has the same house as such person;

• Immediate family members of directors, director nominees, executive officers and owners of 5% or more of our common stock.

Recent Sales of Unregistered Securities, page 40

23. SEC Comment: Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

In response to the comment, the Company filed the subscription agreement used for the private placement referenced under that heading as an exhibit to your registration statement.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Mariya Kokho

Mariya Kokho, President